

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 3, 2010

Mr. Huang Hsiao-I
Chief Financial Officer
CH Lighting International Corporation
658 Hongyan Road
Economic Development Zone
Shangyu City, Zhejiang Province 312300
The People's Republic of China

   RE: **CH Lighting International Corporation**
      Form 10-K for Fiscal Year Ended September 30, 2009
      Form 10-Q for Fiscal Quarter Ended December 31, 2009
      File No. 000-32161

Dear Mr. Huang:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director

cc: Matthew Ogurick, Esq.
    K&L Gates LLP
    Via Facsimile: 305.358.7095